Exro Response to False and Defamatory Report

•Effective business strategy with demonstrated focus and execution
•Valued partnerships have delivered a platform to demonstrate proof of concepts and validate product technologies
•Strong and committed leadership with a very positive outlook

Calgary, Alberta (March 4, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is issuing the following statement in response to the false and defamatory report (the "report”) from Mariner Group.

The Company believes the report was intended to manipulate the stock price downward in support of short sellers. Exro is reviewing all available legal recourses to hold the author(s) responsible for this baseless attack, which has, as of this press release, caused the stock price to decrease. Shareholders are cautioned against reacting to the false statements being made, demonstrating a lack of understanding of the Company and its partners.

A detailed summary to fact-check the report has been prepared and laid out by the following categories:

•Business strategy
•Partnerships
•Leadership
•Technology

Business strategy

In response to inaccurate claims addressing the move to EV, operating spend, position to execute with automotive, and manufacturing facilities and compliances.

In 2019, when the new Chief Executive Officer Sue Ozdemir joined the Company, there was a deep dive into eliminating barriers to commercialization. Because of the value Exro Technologies could bring to electric motors, and with the rise in the electrification of mobility applications, a shift in focus began to form. The Company began to bring on management with expertise in electric motors and automotive power electronics.

In 2020, the Company executed and out delivered on all the milestones set out at the onset of the year, including bringing on partners with the goal of demonstrating versatility in operating applications. Operational validation of Exro technology through partnerships across the electric mobility industry is positioning the Company for potential revenue generation with electric vehicle (“EV”) manufacturers, although revenue has not yet generated through any of the Company's purchase orders and licencing agreements, which remain at the validation stage.

In October 2020, the Company opened a new 10,000 square foot facility in Calgary, AB to deliver commercial products with in-house design, testing, and assembly. This was the first step for Exro in developing low volume manufacturing facilities with qualification for standard automotive compliances. At that time, we started our quality management program with a targeted completion date of Q3 2021.

Figure 1. Engineer at Calgary facility working.

The Company remains intensely focused on innovation through research and development (“R&D”) of power electronics across multiple segments and shows this with the more than $12M USD dedicated budget toward R&D from the recent $42M financing raised. With a strong balance sheet, focused strategy, and robust pipeline, Exro is positioned for success.

Partnerships

In response to false claims and outright distortions regarding Exro partners, their legitimate value, and quotes from the companies that were attacked.

The initial intention of Exro’s partnerships was to demonstrate versatility in operating applications. Some partnerships like Motorino Electric have already achieved this goal, and other partnerships like Potencia Industrial continue development in reaching this goal. Partnerships like SEA Electric, have even announced expanded strategy beyond initial operating application validation scope.

Motorino Electric (“Motorino”) is more than a single storefront, with dealers across Canada that distribute Motorino products. Motorino was instrumental in Exro validation of the e-bike controller. Founder and CEO of Motorino, Steve Miloshev, previously stated that Exro-enhanced electric bike performed dramatically better in field tests.

Aurora Powertrains (“Aurora”) continues to work alongside the Exro team in validating the Coil Driver with their innovative snowmobile. This validation would open the door to the recreational mobility segment for Exro and shed light on commercialization with Aurora in a growing electric snowmobile market.

The partnership with Clean Seed Capital Group (“Clean Seed”) is a collaboration to begin development in advancing electrification of agricultural equipment. Exro continues to work toward this alongside the Clean Seed team, who continue to push the throttle toward innovative farming. “Years of R&D have resulted in a vast portfolio of intellectual property that sets new benchmarks in seeding and planting technologies”, stated Graeme Lempriere, Chief Executive Officer of Clean Seed. “Spring 2021 Clean Seed is commercializing its Smart Seeder MAX in Canada with a strong commitment to rapid growth.”

Figure 2. Templar facility.

Templar Electric Boats (“Templar”) owner Mark Fry quickly responded to the false claims of the report with a full statement. “I fully stand behind Exro and its management team. The Company is on the right track and has huge potential for growth. Exro has been very supportive and has worked consistently with us to develop integration of their technology for marine applications. The report falsely claims we are operating out of a UPS store, when in fact, we operate out of our factory where we develop our boats and our marina location where we demo them. If we had been contacted at all prior to the false report, we could’ve simply communicated that.”

Potencia Industrial (“Potencia”) is a longstanding business that has been in operation for more than 50 years with experience in custom applications for electric motors. Most recently, Potencia has begun to focus on electric motors in automotive applications and have in-house electric vehicles for testing that have traveled more than 1 Million miles. “When we entered into a partnership with Exro, we knew it would be a long-term commitment, and Exro has worked with us every step of the way”, said Roberto Goffried, Chief Executive Officer of Potencia. “Due to this unwarranted attack against Exro and my company, we felt it necessary to express the great relationship we have with Exro and how delighted we are about the progress we have made together. We have crossed many milestones in integration of their technology with our electric vehicle testing. Since Sue joining there has been an elevated focus to delivering on the objectives we had set for the electric vehicles. Had an investigator actually contacted us wanting to see our facility, we would’ve happily hosted and demonstrated our products, but we did not receive any such contact.” Potencia has also provided a full report in response that can be found here.

In second quarter of 2019, Potencia issued a 500K purchase order that represents the volume supply of the Coil Driver after validation is completed. As per the press release on February 3, the Coil Driver has been shipped to Potencia for validation due to be completed in third quarter 2021. After which point, we will begin delivery against the purchase order issued from Potencia.

It is also worth mentioning that the false report is misleadingly silent on key partnerships that may be further along in the path to technology validation and revenue and like Zero Motorcycles, Heinzmann, SEA Electric, and Exro's recently announced LAND deal. Exro's partners range from smaller start-ups to larger established businesses. Exro is eager to engage with any partner wishing to validate its technology and potentially purchasing its product - the more partnerships we have, the more opportunities for growth we possess. The report misrepresents Exro's business by cherry-picking a list of some of our smaller partners. We value our relationships with all our partners and hope to grow with them as we continue to add new partners to the list.

Leadership

In response to the false attack regarding the Chairman of the Board Mark Godsy, innuendos on management positions, and outlook.

The malicious attack on Exro Chairman of the Board Mark Godsy is not substantiated with facts. Mark Godsy, previously Exro CEO until 2019 when Sue Ozdemir joined, is one of Exro’s largest shareholders and has not sold a single share of Exro to date.

Mark is an upstanding businessman who still today is licensed to practice law and has always conducted himself with the highest integrity. “I can confirm that Mark Godsy was one of my co-founders and that he was a senior executive of ID Biomedical Corporation for several years,” stated Dr. Anthony Holler, previous CEO of ID Biomedical Corporation. “Mark, myself, and others were also co-founders of Angiotech Pharmaceuticals, a medical device company.”

Current Chief Executive Officer of Exro, Sue Ozdemir, recently sold about 18% of her share position. “My selling shares was in no way a reflection of my belief in the Company,” commented Sue. “It was a purely a personal decision as my family and I went through the transition in moving to Calgary. I could not be more optimistic about our company outlook.”
More recently, you will find the Exro management team is buying into more Exro shares as they continue to execute the new business strategy since Sue’s onset.

Technology

In response to the inaccurate claims addressing marketing, product technology, and intellectual property protection.

Today, Exro is focused on leading the way to intelligent electrification. In other words, focused on being the brains of the electric vehicles and energy storage solutions for the transition to electrification. Exro technology provides solutions for optimizing systems with smart power electronics, without adding more equipment.

Figure 3. Exro test bench at Calgary facility.

Accomplishing coil switching electronically, without external mechanical gearboxes, is something that has not been done before. There has not been a cost-effective solution, prior to the Coil Driver, to bring this type of technology to mass market. Exro has validated the Coil Driver for operating applications up to the micro controller size today and continues to work with partners to validate the product line through the range of mobility applications.

The Coil Driver technology can impact a wide range of applications, including drones, but the Company has not taken a focused approach to this segment or has since reviewed the strategy with prior project implementations since previous management had paused that R&D.

The Company has 17 patents granted and 18 patents pending that secure the intellectual property related to both the Coil Driver and Battery Control System (formerly Battery Management System). The Battery Control System takes battery management to the next level by gaining cell-level control. It is worth noting, that many of the patents protecting the battery control technology, are still in pending phase and thus not available to the public yet.

Summary

The Company has tried to address all of the false claims made in a report that were full of inaccuracies, innuendos, and outright distortions. Exro has a focused business strategy with demonstrated execution, valued and validated partners who are deeply invested in the success of our development projects. As well as a strong leadership team from the Board of Directors to the Management team who hold integrity and continued execution to the upmost values with a strong bank account of over $40M USD to deliver on our commitments.

Exro has professional research analysts who cover comprehensive due diligence with Raymond James and Haywood Capital. The Company encourages shareholders and engaged followers to reach out to these real analysts and find out what they have to say about Exro and its business.

“After seeing all the incredible support our company has received from valued partners, employees, engaged followers, and many more in reaction to this ruthless report– I could not be more confident in our path ahead to success,” commented Sue Ozdemir, Chief Executive Officer of Exro. “Our focus will continue to remain on executing an outstanding business strategy, delivering high quality products to the market, and continuous innovation through R&D.”

For more information about this response, please visit Exro news at www.exro.com/news

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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